UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013.

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission File Number 1-6364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Jersey Industries, Inc. 401(K) Plan

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

SOUTH JERSEY INDUSTRIES, INC.

One South Jersey Plaza
Folsom, NJ 08037
South Jersey Industries, Inc.

401(K)Plan

Financial Statements as of December 31, 2013
and 2012, and for the Year Ended December 31,
2013, and Supplemental Schedule as of
December 31, 2013, and Report of Independent
Registered Public Accounting Firm.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
South Jersey Industries, Inc. 401(k) Plan
Folsom, New Jersey

We have audited the accompanying statements of net assets available for benefits of South Jersey Industries, Inc. 401(k) Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
June 27, 2014

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

ASSETS	2013	2012
INVESTMENTS - AT FAIR VALUE:
Cash	$91,423	$95,741
South Jersey Industries, Inc. Common Stock	105,637,273	98,215,794
Mutual Funds	36,072,996	28,569,810
Pending Settlement Funds	150	150
Common/Collective Trusts	11,864,766	8,178,407
Total Investments	153,666,608	135,059,902
RECEIVABLES:
Participants Contributions	320,364	290,857
Employer Contributions	86,153	76,589
Accrued Investment Income	14,292	14,291
Notes Receivable from Participants	1,856,996	1,544,237
Total Receivables	2,277,805	1,925,974
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	155,944,413	136,985,876
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(94,270)	(67,821)
NET ASSETS AVAILABLE FOR BENEFITS	$155,850,143	$136,918,055

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Investment Income:
Dividends and Interest	$4,865,623
Net Appreciation in Fair Value of Investments	16,031,496

Net Investment Income	20,897,119

Contributions:
Participant Contributions	4,857,324
Employer Contributions	1,770,693

Total Contributions	6,628,017

DEDUCTIONS:
Benefits Paid to Participants	8,535,293
Administration Fees	57,755

Total Deductions	8,593,048

INCREASE IN NET ASSETS	18,932,088

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	136,918,055

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$155,850,143

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following description of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General – The Plan is a defined contribution plan covering substantially all full time employees, and part-time employees who have one or more years of service, of South Jersey Industries, Inc. and subsidiaries (“SJI” or the “Company”), as well as certain employees of an affiliate (participating employer). The Trust Committee Appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan.  An affiliate of Bank of America, N.A. ("Trustee") serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Enrollment – Beginning May 1, 2007, all newly hired employees were automatically enrolled into the Plan at a 1% deferral rate. Effective June 1, 2012, all newly hired employees are automatically enrolled into the Plan at a 3% deferral rate. The deferral rate automatically increases by an additional 1% annually until the deferral rate equals 8%. Participants have approximately 90 days from their hire date to opt out of the Plan. Participants may change the contribution rate prospectively at any time.

Contributions – Each year, participants may contribute up to 75% of their pretax compensation up to the maximum allowed by the Internal Revenue Service (IRS), excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. Effective January 1, 2012, participants may make after-tax Roth contributions in conjunction with their pretax contributions up to 75% of their compensation up to the maximum allowed by the IRS, excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. The Company matches 50% of the percentage of employee deferral contributions as determined by the Plan document as summarized below:

50% of the first 6% of salary deferral contributions

•Non-union employees hired before 7/1/2003
•Local 95 and Local 76 union employees hired before 11/4/2004
•Local 1293 union employees hired before 12/17/2004

50% of the first 8% of salary deferral contributions

•Non-union employees hired on or after 7/1/2003
•Local 95 and Local 76 union employees hired on or after 11/4/2004
•Local 1293 union employees hired on or after 12/17/2004
•South Jersey Energy Service Plus employees hired on or after 4/15/2003

The Plan also allows for an after-tax contribution to the Plan of the cash equivalent of unused personal and vacation time off for the Plan year up to a maximum of forty hours, as well as providing for an additional year-end Company contribution for the same groups of employees eligible for the match on the first 8% of salary deferral contributions.  Prior to 2013, these additional year-end contributions were $1,000 for participants with 10 years or less of service, and $1,500 for participants with more than 10 years of service. Effective January 1, 2013, the Plan was amended to increase the year-end contributions to $1,500 and $2,000, respectively, for members of Local 1293.

Per the Plan guidelines, additional amounts may be contributed at the discretion of the Company’s Board of Directors. Contributions are subject to certain Internal Revenue Code (IRC) limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan, including the option to self-direct their Company match.  Participants may transfer amounts related to Company contributions as soon as they are contributed to the Participants’ account, thus all investments are participant-directed.  The Plan offered the following as investment options in 2012 and 2013:

Name	Objective

South Jersey Industries, Inc. Common Stock	Growth & Income
American Growth Fund of America (1)	Growth
BlackRock Basic Value Fund (2)	Growth & Income
BlackRock Equity Dividend Fund (2)	Growth & Income
BlackRock S&P 500 Index Fund	Growth
Dreyfus International Bond Fund (5)	Growth
Eaton Vance Dividend Builder Fund (2)	Growth & Income
Eaton Vance Large Cap Value Fund	Growth & Income
First Eagle Global Fund (5)	Growth
Franklin Small Cap Value Fund	Growth
Franklin Total Return Fund	Income
Harbor International Fund (4)	Growth
ING International Value Fund (4)	Growth
Invesco International Growth Fund	Growth
Invesco Stable Value Retirement Trust Fund	Capital Preservation
Invesco Van Kempen Mid Cap Growth Fund	Growth
Janus Forty Fund	Growth
Janus Overseas Fund (3)	Growth
MainStay Large Cap Growth Fund (1)	Growth
Pioneer Bond Fund	Income
Prudential Jennison Small Company Fund	Growth
Virtus Mid Cap Value Fund	Growth

(1) Effective March 1, 2012, the American Growth Fund of America investment option was removed and replaced with the MainStay Large Cap Growth Fund.
(2) Effective January 14, 2013, the Eaton Vance Dividend Builder Fund and Blackrock Basic Value Fund investment options were removed and replaced with the Blackrock Equity Dividend Fund.
(3) Effective December 2, 2013, the Janus Overseas Fund investment option was removed.
(4) Effective December 2, 2013, the ING International Value Fund investment option was removed and replaced with the Harbor International Fund.
(5) Effective December 2, 2013, the First Eagle Global Fund and Dreyfus International Bond Fund investment options were added to the Plan.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after three years of credited service.

Participant Loans – Through 2012, participants could borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever was less. Effective January 1, 2013, participants may borrow 100% of their vested balance (employee contributions as well as Company match) or $50,000, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits – On termination of service for any reason, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant’s vested interest is less than $1,000, in which case the funds are automatically distributed to the participant at year-end.

Forfeited Accounts – There were no forfeited nonvested accounts as of December 31, 2013 and 2012. Amounts forfeited during the years 2013 and 2012 totaled $27,221 and $7,248, respectively. Forfeited amounts were used in 2013 and 2012 to fund the contribution match in the amount of $27,221 and $24,639, respectively.

Plan Amendments – The Plan was amended during 2012 and 2013 as follows:

•	Effective January 1, 2012 - To permit eligible employees to make after-tax Roth contributions in conjunction with their pretax contributions.

•	Effective February 17, 2012 and applied retroactively - To make clarifying changes regarding eligibility and benefits.

•	Effective June 1, 2012 - To update the contribution increases for newly hired eligible employees automatically enrolled in the Plan.

•	Effective October 10, 2012 - To substitute fully the June 1, 2012 amendment and change sections of the February 17, 2012 amendment.

•	Effective January 1, 2013 - To update employer contribution increases for union members based on service time, along with changing the percentage of vested balances participants are allowed to borrow.

•
Effective September 27, 2013 - To update the abilities to execute and adopt certain Plan amendments for the Vice President of the Company responsible for retirement plans, along with Company's Corporate Counsel & Secretary.

•	Effective November 1, 2013 - To increase cash out limits and amounts provided for rollovers of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Included in the Plan’s net assets available for benefits at December 31, 2013 and 2012, are investments in Company common stock amounting to approximately $105.6 million and $98.2 million, respectively, whose value could be subject to change based upon market conditions.

Investment Valuation - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the Plan at year end.

Common/Collective trusts: These consist primarily of synthetic guaranteed investment contracts, which are a combination of a portfolio of individual assets and a wrap contract typically issued by a financial institution or insurance company that provides that participant transactions are executed at contract value. Investments in common/collective trust funds are reported at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition – Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Expenses – Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2013 or 2012.

New Accounting Pronouncements – There have been no new accounting pronouncements issued during 2012 or 2013 that impact the Plan.

3.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Total	Level 1	Level 2	Level 3
Common Stock	$105,637,273	$105,637,273	$—	$—
Equity Funds:
Large-Cap Funds	13,358,327	13,358,327	—	—
Mid & Small-Cap Funds	8,953,972	8,953,972	—	—
International Funds	7,093,459	7,093,459	—	—
Bonds Funds	6,667,238	6,667,238	—	—
Common/Collective Trusts	11,864,766	—	11,864,766	—
	$153,575,035	$141,710,269	$11,864,766	$—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Total	Level 1	Level 2	Level 3
Common Stock	$98,215,794	$98,215,794	$—	$—
Equity Funds:
Large-Cap Funds	9,388,248	9,388,248	—	—
Mid & Small Cap Funds	6,384,937	6,384,937	—	—
International Funds	5,885,509	5,885,509	—	—
Bonds Funds	6,911,116	6,911,116	—	—
Common/Collective Trusts	8,178,407	—	8,178,407	—
	$134,964,011	$126,785,604	$8,178,407	$—

Transfers between different levels of the fair value hierarchy may occur based on the level of observable inputs used to value the instruments from period to period. For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2, or 3.

As of December 31, 2013 and 2012, the Plan did not have any level 3 assets.

4.	INVESTMENTS

The following is a summary of investments of the Plan that exceed 5% of the net assets available for benefits:

	December 31,
	2013	2012
South Jersey Industries, Inc. Common Stock	$105,637,273	$98,215,794
Invesco Stable Value Retirement Trust Fund	11,864,766	8,178,407

Investments in South Jersey Industries, Inc. Common Stock are stated at fair value based on quoted market prices, which was $55.96 and $50.33 per share at December 31, 2013 and 2012, respectively, and represents the closing price for the stock as traded on the New York Stock Exchange.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

South Jersey Industries, Inc. Common Stock	$10,921,538
Equity Funds	5,381,002
Bond Funds	(271,044)
Total	$16,031,496

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch Investment Managers merged with BlackRock, Inc. in September, 2006.  As such, transactions in BlackRock funds qualify as exempt party-in-interest transactions. Certain fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  Additional fees paid by the Plan for the investment management services were $57,755 for the year ended December 31, 2013.

At December 31, 2013 and 2012, the Plan held 1,887,728 and 1,951,436 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $95,956,941 and $113,479,249, respectively. During the year ended December 31, 2013, the Plan recorded dividend income associated with the Plan’s investments in Company common stock of $3,356,030.

7.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated July 21, 2011, that the Plan and related trust, as then designed, were in accordance with the applicable regulations of the IRC.  The Plan has been amended since receiving the determination letter. In September 2011, the Company and the Plan administrator filed a Voluntary Correction Program (VCP) submission with the IRS. The plan was amended on October 10, 2012 as required by the IRS in accordance with the Compliance Statement dated August 15, 2012. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On January 31, 2013, the Company and the Plan administrator filed an application for an updated determination with the IRS in accordance with the Plan’s regular submission cycle, which was pending as of December 31, 2013 (see Note 9 - Subsequent Events).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013:

Net assets available for benefits per the financial statements	$155,850,143
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	94,270
Net assets available for benefits per the Form 5500	$155,944,413

Increase in Net Assets per the financial statements	$18,932,088
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	26,449
Increase in Net Assets per the Form 5500	$18,958,537

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012:

Net assets available for benefits per the financial statements	$136,918,055
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	67,821
Net assets available for benefits per the Form 5500	$136,985,876

Decrease in Net Assets per the financial statements	$(11,460,699)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	26,067
Decrease in Net Assets per the Form 5500	$(11,434,632)

9.	SUBSEQUENT EVENTS

On May 16, 2014, the Company received correspondence from the IRS requesting additional information with regard to our application for an updated determination.  A response with the additional information was sent to the IRS on May 28, 2014. In response to the application filed with the IRS in January 2013 (see Note 7), an approved letter of determination was received from the IRS on June 23, 2014.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Identity of Party Involved	Description of Asset	Investment Type	Cost	Current Value
*	Bank of America, N.A.	Cash	Cash	**	$91,423
*	South Jersey Industries, Inc.	SJI Common Stock	Common Stock	**	105,637,273
	Invesco	Invesco Stable Value Retirement Trust Fund	Common/Collective Trust	**	11,864,766
*	BlackRock	BlackRock Equity Divident Fund I	Mutual Fund	**	4,050,018
*	BlackRock	BlackRock S&P 500 Index Fund I	Mutual Fund	**	5,019,702
	Dreyfus	Dreyfus International Fund I	Mutual Fund	**	176,383
	Eaton Vance	Eaton Vance Large-Cap Value Fund A	Mutual Fund	**	691,561
	First Eagle Global	First Eagle Global Class I	Mutual Fund	**	237,362
	Franklin	Franklin Small Cap Value Class A	Mutual Fund	**	981,858
	Franklin	Franklin Total Return Fund Class A	Mutual Fund	**	2,462,316
	Harbor	Harbor International Class I	Mutual Fund	**	4,816,595
	Invesco	Invesco International Growth Fund A	Mutual Fund	**	2,100,481
	Invesco	Invesco Van Kampen Mid Cap Growth Fund R5	Mutual Fund	**	897,253
	Janus	Janus Forty Fund Class I	Mutual Fund	**	653,192
	MainStay	MainStay Large Cap Growth Fund I	Mutual Fund	**	2,706,492
	Pioneer	Pioneer Bond Fund	Mutual Fund	**	4,204,922
	Prudential	Prudential Jennison Small Company Fund	Mutual Fund	**	3,030,455
	Virtus	Virtus Mid Cap Value Fund A	Mutual Fund	**	4,044,406
		Pending Settlement Fund		**	150
*	Plan Participants	Participant Loan Fund -
		Maturing 2014-2023 at interest rates of 4.25-8.75%	Loans	**	1,856,996

				**	$155,523,604
*	Indicates party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
	See Note 1 to the Financial Statements under the caption "Investments" for additional discussion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Committee of South Jersey Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

Date: June 27, 2014	By:	/s/ Stephen H. Clark
Stephen H. Clark
Chairman, Trust Committee
Chief Financial Officer
South Jersey Industries, Inc.